Mail Stop 4-6

February 23, 2005


Mr. Gordon C. McDougall
President
Revelstoke Industries, Inc.
c/o Dieterich & Associates
11300 West Olympic Boulevard, Suite 800
Los Angeles, California 90064

Re:	Revelstoke Industries, Inc.
	Registration Statement on Form SB-2 filed February 17, 2005
	File No. 333-122862

Dear Mr. McDougall:

	This is to advise you that a preliminary review of the above registration statement indicates that it fails in various respects to comply with the requirements of the Securities Act, the rules and regulations under that Act and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments other than the comments specified below because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

General
1. We note that your audited balance sheet and audited statements of income and cash flow are as of and from inception to May 31, 2004, respectively. These audited financial statements do not meet our requirements. Pursuant to Rules 3-01(a) and 3-02(a) of Regulation S-
X, your registration statement must include audited financial statements as of a date within 135 days of the date of filing the registration statement. Please refile your registration statement with appropriate financial statements. We advise having the period through November 30, 2004 audited.
2. We note that your current offering includes the sale of shares by you and selling stockholders. The exact nature of your transaction, however, is unclear from your current disclosure. You currently state that you will sell shares of your common stock, but that selling stockholders may sell first or concurrently. Please refile to provide definitive terms upon which the offering will be made and explain how the offering will be divided between you and your selling stockholders. Among other deficiencies, prospective purchasers in your offering do not have information to determine whether their investment will fund the company or whether the proceeds will go to selling stockholders. Please note that Section 5 of the Securities
Act requires that you register a specific transaction, not a range of alternative transactions from which you will select at a later time.

	You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

      We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing. Please be advised that if you amend to respond appropriately to the foregoing comments, we expect to conduct a full review of your initial public offering document.


	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile
	Christopher H. Dieterich, Esq.
	Dieterich & Associates
	11300 West Olympic Boulevard, Suite 800
	Los Angeles, California 90064
	Telephone: (310) 312-6888
	Facsimile:  (310) 312-6680